September 22, 2010

Mr. Evan S. Jacobson

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3628

Re:	Alloy, Inc. Amended Schedule 13E-3 Filed on August 30, 2010 File No. 005-58053

Revised Preliminary Proxy Statement on Schedule 14A Filed on August 30, 2010 File No. 000-26023

Dear Mr. Jacobson:

In response to a letter from the staff of the Securities and Exchange Commission (the “Commission”), dated September 15, 2010 with respect to the above-referenced filings, each of ZM Capital Management, L.L.C. and ZM Capital Partners, L.L.C., (each a “Filing Person” and, collectively, the “Filing Persons”) hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of Alloy, Inc., Alloy Media Holdings, L.L.C., Lexington Merger Sub Inc., ZM Capital, L.P., Matthew C. Diamond, James K. Johnson, Jr. and Les Morgenstein previously filed the acknowledgements above with the Commission on July 30, 2010.

Very truly yours,

ZM CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Andrew Vogel
Name:	Andrew Vogel
Title:	Managing Member

ZM CAPITAL PARTNERS, L.L.C.

By:	/s/ Andrew Vogel
Name:	Andrew Vogel
Title:	Managing Member